Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Second Quarter 2022 Financial Results

Q2 net revenues decreased by 11.8% year-over-year

Q2 New student enrollments1 increased by 39.4% year-over-year

Q2 net income reached RMB114.6 million

BEIJING, August 18, 2022 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial and Operational Snapshots

•	Net revenues were RMB555.0 million (US$82.9 million), representing an 11.8% decrease year-over-year.

•	Gross billings (non-GAAP) were RMB369.8 million (US$55.2 million), representing a 14.1% decrease year-over-year.

•	Gross profit was RMB463.8 million (US$69.2 million), representing a 12.9% decrease year-over-year.

•	Net income was RMB114.6 million (US$17.1 million), representing a 418.9% increase year-over-year.

•	Net income margin, defined as net income as a percentage of net revenues, increased to 20.6% from 3.5% in the second quarter of 2021.

•	New student enrollments were 120,763, representing a 39.4% increase year-over-year.

•	As of June 30, 2022, the Company’s deferred revenue balance was RMB1,998.1 million (US$298.3 million).

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses. (In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.)

“Amid the pandemic’s resurgence and macroeconomic weakness in the second quarter, we achieved RMB114.6 million of net income, representing a fourfold increase year-over-year. This was primarily driven by our consistent emphasis on operating efficiency and solid execution of our business strategies, as we remained steadfast while navigating the Company through external uncertainties,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

“We were also pleased to see our continued efforts to optimize our product mix and expand our course portfolio were rewarded with improving operational results, reflected in a 39.4% year-over-year increase in our new student enrollments and a reduced year-over-year decrease in gross billings. We accomplished this by acquiring students from a wider range of age groups with higher sales efficiency, as we cut down our sales and marketing expenses by 34.8% year-over-year. These results highlight our organizational resilience and reinforce our confidence in our strategy to achieve balanced growth and profitability.”

“In June, we declared a special cash dividend to share our success with shareholders following four consecutive quarters of profitability. Going forward, we will strive to create additional shareholder value by continuously improving our profitability and cash flow. At the same time, we remain focused on developing diverse skill and interest courses and enhancing our teaching and service quality to attract new students, with the target of bringing life-changing and fulfilling learning experiences to our students,” concluded Mr. Liu.

Ms. Selena Lu Lv, Chief Financial Officer of Sunlands, commented, “Our second quarter results were in line with our expectations, with sustained bottom-line strength despite the 11.8% year-over-year decrease in net revenues, as we strived for healthy and sustainable growth. During the quarter, we continued executing various initiatives to build a highly efficient and lean organization while optimizing our expense management, leading to a 32.4% year-over-year decrease in our operating expenses. Our cost efficiency improvements resulted in notable net income growth, from RMB22.1 million for the second quarter of 2021 to RMB114.6 million for this quarter. Going forward, we are optimistic that our continued efforts to broaden our online course offerings, streamline our cost structure, and dedicate ourselves to providing enhanced services to our students will ultimately enable us to realize long-term growth.”

Financial Results for the second quarter of 2022

Net Revenues

In the second quarter of 2022, net revenues decreased by 11.8% to RMB555.0 million (US$82.9 million) from RMB629.5 million in the second quarter of 2021. The decrease was mainly driven by the decline in gross billings.

Cost of Revenues

Cost of revenues decreased by 6.2% to RMB91.2 million (US$13.6 million) in the second quarter of 2022 from RMB97.3 million in the second quarter of 2021. The decrease was primarily due to the decline in employee compensation expenses related to the cost of revenues.

Gross Profit

Gross profit decreased by 12.9% to RMB463.8 million (US$69.2 million) in the second quarter of 2022 from RMB532.2 million in the second quarter of 2021.

Operating Expenses

In the second quarter of 2022, operating expenses were RMB351.2 million (US$52.4 million), representing a 32.4% decrease from RMB519.6 million in the second quarter of 2021.

Sales and marketing expenses decreased by 34.8% to RMB293.0 million (US$43.7 million) in the second quarter of 2022 from RMB449.1 million in the second quarter of 2021. The decrease was mainly due to: (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to our sales and marketing personnel.

General and administrative expenses decreased by 9.7% to RMB46.6 million (US$7.0 million) in the second quarter of 2022 from RMB51.6 million in the second quarter of 2021. The decrease was mainly due to declined compensation expenses related to general and administrative personnel.

Product development expenses decreased by 38.3% to RMB11.6 million (US$1.7 million) in the second quarter of 2022 from RMB18.8 million in the second quarter of 2021. Product development expenses were mainly comprised of compensation expenses.

Other Income

Other income decreased by 41.8% to RMB4.8 million (US$0.7 million) in the second quarter of 2022 from RMB8.2 million in the second quarter of 2021.

Net Income

Net income for the second quarter of 2022 was RMB114.6 million (US$17.1 million), compared with RMB22.1 million in the second quarter of 2021.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB16.89 (US$2.52) in the second quarter of 2022.

Cash, Cash Equivalents and Short-term Investments

As of June 30, 2022, the Company had RMB727.5 million (US$108.6 million) of cash and cash equivalents and RMB138.7 million (US$20.7 million) of short-term investments, compared with RMB676.7 million of cash, cash equivalents and restricted cash and RMB184.2 million of short-term investments as of December 31, 2021.

Deferred Revenue

As of June 30, 2022, the Company had a deferred revenue balance of RMB1,998.1 million (US$298.3 million), compared with RMB2,348.2 million as of December 31, 2021.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB0.3 million (US$0.1 million) in the second quarter of 2022, compared with RMB7.8 million in the second quarter of 2021.

Financial Results for the First Six Months of 2022

Net Revenues

In the first six months of 2022, net revenues decreased by 11.7% to RMB1,168.3 million (US$174.4 million) from RMB1,323.8 million in the first six months of 2021.

Cost of Revenues

Cost of revenues decreased by 7.7% to RMB188.0 million (US$28.1 million) in the first six months of 2022 from RMB203.7 million in the first six months of 2021.

Gross Profit

Gross profit decreased by 12.5% to RMB980.3 million (US$146.4 million) from RMB1,120.1 million in the first six months of 2021.

Operating Expenses

In the first six months of 2022, operating expenses were RMB697.0 million (US$104.1 million), representing a 41.2% decrease from RMB1,186.2 million in the first six months of 2021.

Sales and marketing expenses decreased by 44.3% to RMB588.0 million (US$87.8 million) in the first six months of 2022 from RMB1,055.6 million in the first six months of 2021.

General and administrative expenses decreased by 9.4% to RMB85.1 million (US$12.7 million) in the first six months of 2022 from RMB93.9 million in the first six months of 2021.

Product development expenses decreased by 34.8% to RMB23.9 million (US$3.6 million) in the first six months of 2022 from RMB36.7 million in the first six months of 2021.

Other Income

Other income for the first six months of 2022 was RMB14.3 million (US$2.1 million), compared with RMB29.4 million in the first six months of 2021. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net Income

Net income for the first six months of 2022 was RMB294.0 million (US$43.9 million), compared with net loss of RMB31.2 million in the first six months of 2021.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB43.95 (US$6.56) in the first six months of 2022, compared with net loss per share of RMB4.48 in the first six months of 2021.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB1.2 million (US$0.2 million) in the first six months of 2022, compared with RMB9.5 million in the first six months of 2021.

Outlook

For the third quarter of 2022, Sunlands currently expects net revenues to be between RMB520 million to RMB540 million, which would represent a decrease of 9.3% to 12.6% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6981 to US$1.00, the effective noon buying rate for June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on August 18, 2022, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until August 25, 2022, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	8806614

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expense, non-GAAP loss/income from operations and Non-GAAP net loss/income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss/income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below.

Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net loss/income exclude share-based compensation expenses, and basic and diluted net loss/income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Yang Song

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	626,715	727,520	108,616
Restricted cash	50,008	-	-
Short-term investments	184,159	138,652	20,700
Prepaid expenses and other current assets	176,349	116,301	17,363
Deferred costs, current	89,353	63,568	9,490
Total current assets	1,126,584	1,046,041	156,169
Non-current assets
Property and equipment, net	857,648	839,435	125,324
Intangible assets, net	2,761	2,201	329
Right-of-use assets	362,335	350,254	52,292
Deferred costs, non-current	109,020	91,487	13,659
Long-term investments	54,844	53,299	7,957
Deferred tax assets	39,265	33,966	5,071
Other non-current assets	40,163	43,898	6,554
Total non-current assets	1,466,036	1,414,540	211,186
TOTAL ASSETS	2,592,620	2,460,581	367,355

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB197,467 and RMB169,818 as of
December 31, 2021 and June 30, 2022, respectively)	586,043	558,022	83,312
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB295,958 and
RMB 323,593 as of December 31, 2021 and June 30, 2022, respectively)	1,266,948	1,161,662	173,432
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of RMB8,366
and RMB 12,413 as of December 31, 2021 and June 30, 2022, respectively)	14,310	19,239	2,872
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2021 and June 30, 2022, respectively)	38,654	38,654	5,771
Total current liabilities	1,905,955	1,777,577	265,387

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB257,071 and RMB 257,960 as of December 31, 2021 and June 30, 2022,
respectively)	1,081,231	836,400	124,871
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB318,598 and RMB 322,930 as of December 31, 2021 and June 30, 2022,
respectively)	404,133	405,037	60,470
Deferred tax liabilities (including deferred tax liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB2,312 and RMB2,108
as of December 31, 2021 and June 30, 2022, respectively)	21,782	11,198	1,672
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB963 and RMB963
as of December 31, 2021 and June 30, 2022, respectively)	11,698	7,770	1,160
Long-term debt, non-current portion (including long-term debt, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2021 and June 30, 2022, respectively)	181,973	162,646	24,282
Total non-current liabilities	1,700,817	1,423,051	212,455
TOTAL LIABILITIES	3,606,772	3,200,628	477,842

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,085,939 and 2,460,939 shares issued as of December 31, 2021 and June 30, 2022, respectively; 1,839,553 and 2,175,262 shares
outstanding as of December 31, 2021 and June 30, 2022, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2021 and June 30, 2022, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,002,930 and 4,002,930 shares issued and outstanding
as of December 31, 2021 and June 30, 2022, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(3,456,073)	(3,160,823)	(471,898)
Additional paid-in capital	2,364,313	2,314,820	345,594
Accumulated other comprehensive income	82,532	111,720	16,679
Total Sunlands Technology Group shareholders’ deficit	(1,009,226)	(734,281)	(109,625)
Non-controlling interest	(4,926)	(5,766)	(862)
TOTAL SHAREHOLDERS’ DEFICIT	(1,014,152)	(740,047)	(110,487)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	2,592,620	2,460,581	367,355

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2021	2022
	RMB	RMB	US$
Net revenues	629,508	554,991	82,858
Cost of revenues	(97,286)	(91,237)	(13,621)
Gross profit	532,222	463,754	69,237

Operating expenses
Sales and marketing expenses	(449,131)	(292,978)	(43,740)
Product development expenses	(18,773)	(11,578)	(1,729)
General and administrative expenses	(51,649)	(46,635)	(6,962)
Total operating expenses	(519,553)	(351,191)	(52,431)
Income from operations	12,669	112,563	16,806
Interest income	4,152	3,842	574
Interest expense	(2,430)	(2,552)	(381)
Other income, net	8,165	4,750	709
Income before income tax expenses	22,556	118,603	17,708
Income tax expenses	(201)	(3,652)	(545)
Loss from equity method investments	(277)	(391)	(58)
Net income	22,078	114,560	17,105

Less: Net loss attributable to non-controlling interest	(730)	(52)	(8)
Net income attributable to Sunlands Technology Group	22,808	114,612	17,113
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	3.39	16.89	2.52
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,729,197	6,784,685	6,784,685

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands)

	For the Three Months Ended June 30,
	2021	2022
	RMB	RMB	US$
Net income	22,078	114,560	17,105
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(9,158)	31,807	4,749
Total comprehensive income	12,920	146,367	21,854
Less: comprehensive loss attributable to non-controlling
interest	(730)	(52)	(8)
Comprehensive income attributable to Sunlands Technology
Group	13,650	146,419	21,862

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2021	2022
	RMB	RMB
Net revenues	629,508	554,991
Less: other revenues	(16,289)	(31,088)
Add: tax and surcharges	40,705	17,209
Add: ending deferred revenue	2,690,221	1,998,062
Add: ending refund liability	220,745	199,028
Less: beginning deferred revenue	(2,902,451)	(2,170,948)
Less: beginning refund liability	(232,207)	(197,494)
Gross billings (non-GAAP)	430,232	369,760

Net income	22,078	114,560
Add: income tax expenses	201	3,652
depreciation and amortization	10,225	9,274
interest expense	2,430	2,552
Less: interest income	(4,152)	(3,842)
EBITDA (non-GAAP)	30,782	126,196

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2021	2022
	RMB	RMB
Cost of revenues	(97,286)	(91,237)
Less: Share-based compensation expenses in cost of revenues	(57)	-
Non-GAAP cost of revenues	(97,229)	(91,237)

Sales and marketing expenses	(449,131)	(292,978)
Less: Share-based compensation expenses in sales and marketing expenses	(96)	(4,088)
Non-GAAP sales and marketing expenses	(449,035)	(288,890)

General and administrative expenses	(51,649)	(46,635)
Less: Share-based compensation expenses in general and administrative expenses	(162)	(2,725)
Non-GAAP general and administrative expenses	(51,487)	(43,910)

Operating costs and expense	(616,839)	(442,428)
Less: Share-based compensation expenses	(315)	(6,813)
Non-GAAP operating costs and expense	(616,524)	(435,615)

Income from operations	12,669	112,563
Less: Share-based compensation expenses	(315)	(6,813)
Non-GAAP income from operations	12,984	119,376

Net income attributable to Sunlands Technology Group	22,808	114,612
Less: Share-based compensation expenses	(315)	(6,813)
Non-GAAP net income attributable to Sunlands Technology Group	23,123	121,425

Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	3.39	16.89
Non-GAAP net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	3.44	17.90

Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,729,197	6,784,685
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,729,197	6,784,685

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
Net revenues	1,323,806	1,168,305	174,423
Cost of revenues	(203,708)	(187,957)	(28,061)
Gross profit	1,120,098	980,348	146,362

Operating expenses
Sales and marketing expenses	(1,055,560)	(587,975)	(87,782)
Product development expenses	(36,689)	(23,933)	(3,573)
General and administrative expenses	(93,947)	(85,095)	(12,704)
Total operating expenses	(1,186,196)	(697,003)	(104,059)
(Loss)/income from operations	(66,098)	283,345	42,303
Interest income	10,013	7,008	1,046
Interest expense	(4,987)	(5,277)	(788)
Other income, net	29,448	14,342	2,141
Impairment loss on long-term investments	-	(500)	(75)
(Loss)/income before income tax expenses	(31,624)	298,918	44,627
Income tax benefit/(expenses)	147	(4,343)	(648)
Income/(loss) from equity method investments	276	(604)	(90)
Net (loss)/income	(31,201)	293,971	43,889

Less: Net loss attributable to non-controlling interest	(1,080)	(1,279)	(191)
Net (loss)/income attributable to Sunlands Technology Group	(30,121)	295,250	44,080
Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(4.48)	43.95	6.56
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic and diluted	6,729,197	6,717,836	6,717,836

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(Amounts in thousands)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
Net (loss)/income	(31,201)	293,971	43,889
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(6,736)	29,188	4,358
Total comprehensive (loss)/income	(37,937)	323,159	48,247
Less: comprehensive (loss)/income attributable to non-controlling
interest	(1,080)	(1,279)	(191)
Comprehensive (loss)/income attributable to Sunlands Technology
Group	(36,857)	324,438	48,438

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB
Net revenues	1,323,806	1,168,305
Less: other revenues	(31,711)	(57,995)
Add: tax and surcharges	78,199	44,421
Add: ending deferred revenue	2,690,221	1,998,062
Add: ending refund liability	220,745	199,028
Less: beginning deferred revenue	(3,024,443)	(2,348,179)
Less: beginning refund liability	(232,859)	(243,236)
Gross billings (non-GAAP)	1,023,958	760,406

Net (loss)/income	(31,201)	293,971
Add: income tax (benefit)/expenses	(147)	4,343
depreciation and amortization	18,704	19,161
interest expense	4,987	5,277
Less: interest income	(10,013)	(7,008)
EBITDA (non-GAAP)	(17,670)	315,744

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB
Cost of revenues	(203,708)	(187,957)
Less: Share-based compensation expenses in cost of revenues	(6)	(33)
Non-GAAP cost of revenues	(203,702)	(187,924)

Sales and marketing expenses	(1,055,560)	(587,975)
Less: Share-based compensation expenses in sales and marketing expenses	59	(4,166)
Non-GAAP sales and marketing expenses	(1,055,619)	(583,809)

General and administrative expenses	(93,947)	(85,095)
Less: Share-based compensation expenses in general and administrative expenses	(257)	(2,982)
Non-GAAP general and administrative expenses	(93,690)	(82,113)

Operating costs and expense	(1,389,904)	(884,960)
Less: Share-based compensation expenses	(204)	(7,181)
Non-GAAP operating costs and expense	(1,389,700)	(877,779)

(Loss)/income from operations	(66,098)	283,345
Less: Share-based compensation expenses	(204)	(7,181)
Non-GAAP (loss)/income from operations	(65,894)	290,526

Net (loss)/income attributable to Sunlands Technology Group	(30,121)	295,250
Less: Share-based compensation expenses	(204)	(7,181)
Non-GAAP net (loss)/income attributable to Sunlands Technology Group	(29,917)	302,431

Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(4.48)	43.95
Non-GAAP net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(4.45)	45.02

Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic and diluted	6,729,197	6,717,836
Weighted average shares used in calculating Non-GAAP net (loss)/income per ordinary share:
Basic and diluted	6,729,197	6,717,836